Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

GRANT OF RESTRICTED SHARE UNITS

On January 1, 2023, the Company granted 10,831,600 RSUs pursuant to the Company’s 2020 Plan to 1 senior management member and 678 employees, subject to the terms and conditions of the 2020 Plan and the award agreements entered into between the Company and each of the grantees.

On January 1, 2023, the Company granted an aggregate of 10,831,600 RSUs pursuant to the 2020 Plan to 1 senior management member (the “Senior Management Grant”) and 678 employees (the “Employee Grants”, together with the Senior Management Grant, the “RSU Grants”), representing the same number of Class A Ordinary Shares and approximately 0.52% of the total Shares of the Company (on a one share one vote basis) in issue as at the date of this announcement.

The RSU Grants are subject to the terms and conditions of the 2020 Plan and the award agreements entered into between the Company and each of the grantees. The principal terms of the 2020 Plan are set out in the section headed “Statutory and General Information — D. Share Incentive Plans — 2. The 2020 Plan” in Appendix IV to the prospectus of the Company dated August 3, 2021.

The RSUs will be satisfied through utilizing the Class A Ordinary Shares held by the depositary of the ADSs for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2020 Plan.

The RSU Grants would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue.

None of the RSU Grants will be subject to approval by the shareholders of the Company, and none of the grantees is a Director, chief executive or substantial shareholder of the Company or an associate or any of them.

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Details of the RSU Grants are as follows:

			Market Price of the
			Class A Ordinary
			Shares on the Trading
			Day Immediately
	Aggregate number of	Exercise Price of RSUs	Preceding the Date of
Date of Grant	RSUs granted	granted	Grant
January 1, 2023	10,831,600	US$0.01 per RSU	HK$76.80 per Share

Vesting period

Subject to the terms of the Senior Management Grant, the RSUs under the Senior Management Grant shall vest in equal portions on July 1, 2023, July 1, 2024, July 1, 2025, July 1, 2026 and July 1, 2027, respectively. Taking into account the contribution made by the senior management member to the Company in the past and the expected significant contribution the senior management member will make to the Company in the first half of 2023 and in order to keep the vesting schedule consistent with the grants of RSUs to other senior management members for administrative purpose, the compensation committee of the Board considers a vesting period of less than 12 months to be appropriate.

Subject to the terms of the Employee Grants, the RSUs under the Employee Grants shall vest in accordance with the following schedule:

(i)	a portion of the RSUs representing approximately 2.3% of the RSUs under the Employee Grants shall vest in equal portions on July 1, 2023, July 1, 2024, July 1, 2025, July 1, 2026 and July 1, 2027, respectively. Taking into account the contribution made by such employees to the Company in the past and their expected valuable contributions to the Company in the first half of 2023, the compensation committee of the Board considers a vesting period of less than 12 months to be appropriate;

(ii)	a portion of the RSUs representing approximately 0.1% of the RSUs under the Employee Grants shall vest in equal portions at each anniversary of the date of grant over three or four years;

(iii)	a portion of the RSUs representing approximately 0.03% of the RSUs under the Employee Grants shall vest in equal portions on July 1, 2024, July 1, 2025 and July 1, 2026, respectively; and

(iv)	the remaining portion of the RSUs under the Employee Grants shall vest in equal portions on January 1, 2024, January 1, 2025, January 1, 2026, January 1, 2027 and January 1, 2028, respectively.

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Performance targets

The vesting of the RSUs under the RSU Grants is not subject to performance targets. In respect of the Senior Management Grant, as it (i) forms part of the remuneration package of the senior management member, (ii) is to incentivize and retain such person, whose contributions are beneficial to the continual operation, development and long-term growth of the Group, and (iii) is subject to clawback mechanisms as detailed below, the compensation committee of the Board is of the view that it is not necessary to set performance targets for the Senior Management Grant. This arrangement aligns with the purpose of the 2020 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of the Group’s business and is consistent with the grants of RSUs to other senior management members, which are/were also not subject to performance targets.

Clawback mechanisms

Pursuant to the terms of the RSU Grants, in the event that the employment or service is terminated for any reason, the right to any unvested RSU will terminate concurrently and the Company has the right to require the grantee to sell any portion or all of the Class A Ordinary Shares distributed to the grantee following the vesting of any RSU, within 60 days of the termination of employment or service. In the event that any of the grantee’s personal conduct impairs the reputation of the Company, the Company has the right to terminate and revoke the RSUs, whether vested or unvested, at no cost to the Company. In addition, if the grantee violates the non-competition agreement with the Company after the termination of employment or service, the grantee is obligated to surrender all the Class A Ordinary Shares acquired from the RSU and/or return the gains of selling the Class A Ordinary Shares to the Company at no cost to the Company. The terms of the RSU Grants further provide that in the event the employment or service is terminated (i) for cause as defined in the 2020 Plan, (ii) for any serious violation of any laws or regulations, or (iii) for any serious violation of the employee handbook of the Company, the grantee’s right to any vested or unvested portion of the RSUs will terminate immediately, and the RSUs shall be forfeited and automatically transferred to and reacquired by the Company at no cost to the Company. In the event that the grantee has paid for a portion of the RSUs and received payment or Class A Ordinary Shares from the Company, the grantee is obligated to surrender all the Class A Ordinary Shares acquired from the RSUs and/or return the gains of selling the Class A Ordinary Shares to the Company at no cost to the Company.

Class A Ordinary Shares available for grant under the 2020 Plan

The overall limit on the number of underlying Shares pursuant to the 2020 Plan is 165,696,625 Class A Ordinary Shares, of which only up to 138,473,500 may be issued pursuant to awards granted in the form of options. Upon the making of the RSU Grants, the Company may grant further awards representing a total of 107,882,491 Class A Ordinary Shares pursuant to the 2020 Plan, of which only up to 107,882,491 may be issued pursuant to awards granted in the form of options.

The 2020 Plan does not constitute a share scheme pursuant to the new Chapter 17 of the Listing Rules (effective from January 1, 2023). The Company will comply with the new Chapter 17 of the Listing Rules in accordance with the transitional arrangements for existing share schemes.

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DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American Depositary Shares, each representing two Class A Ordinary Shares

“Board”	the board of Directors of the Company

“Class A Ordinary Share(s)”	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting

“Class B Ordinary Share(s)”	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Li Auto Inc. (理想汽車) (formerly known as “Leading Ideal Inc.” and “CHJ Technologies Inc.”), a company with limited liability incorporated in the Cayman Islands on April 28, 2017

“Director(s)”	the director(s) of the Company

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“2020 Plan”	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RSU(s)”	restricted share unit(s), each evidencing the rights to receive one Class A Ordinary Share

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“Share(s)”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“US$”	U.S. dollars, the lawful currency of the United States of America

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, January 3, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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